SEACAP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
DECEMBER 31, 2016

ASSETS

Current Assets

Cash	$	99,129
Brokerage Account		50,000
Prepaids Insurance		1,019
Total Assets	$	150,148

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accrued Expenses	$	5,500
Due to Affiliate		22,965
Total Liabilities		28,465
MEMBER'S EQUITY		121,683
Total Liabilities and Member's Equity	$	150,148

The accompanying notes are an integral part of these financial statements.